UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13D-1(B)(C), AND (D) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 6)*

                           Crown Media Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    228411104
           -----------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1(b)

      |_| Rule 13d-1(c)

      |X| Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

ISSUER:  Crown Media Holdings                              CUSIP NO.:  228411104


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     J.P. Morgan Partners (BHCA), L.P.

     13-337-1826
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    3,849,785 (includes Options to purchase 13,165 shares)
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           3,849,785 (includes Options to purchase 13,165 shares)
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,849,785 (includes Options to purchase 13,165 shares)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.2%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

ISSUER:  Crown Media Holdings                              CUSIP NO.:  228411104


PRELIMINARY NOTE: The information contained in this Schedule 13G has been amended to reflect the vesting of Options to purchase 13,165 Shares of the Issuer's Common Stock as well as a change in executive officers and directors of the controlling persons of the Reporting Person.



ITEM 1.

      (a)   NAME OF ISSUER:

            Crown Media Holdings

      (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            6430 S. Fiddlers Green Circle
            Englewood, CO 80111

ITEM 2.

      (a)   NAME OF PERSON FILING:

            J.P. Morgan Partners (BHCA), L.P.

            Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

      (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            1221 Avenue of the Americas
            New York, New York  10020

      (c)   CITIZENSHIP:

            Delaware

      (d)   TITLE OF CLASS OF SECURITIES (OF ISSUER):

            Common Stock

      (e)   CUSIP NUMBER:

            228411104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13D-1(B) OR 240. 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

      Not applicable.

ITEM 4. OWNERSHIP

      (a)   AMOUNT BENEFICIALLY OWNED:

            3,849,785 (includes Options to purchase 13,165 shares)

      (b)   PERCENT OF CLASS:

            5.2% (as of December 31, 2005)

                                  SCHEDULE 13G

ISSUER:  Crown Media Holdings                              CUSIP NO.:  228411104


      (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i) 3,849,785 (includes Options to purchase 13,165 shares)
            (ii)  Not applicable.
            (iii) 3,849,785 (includes Options to purchase 13,165 shares)
            (iv)  Not applicable.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

      Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

      Not applicable.

ITem 10. CERTIFICATION

      Not applicable.

                                  SCHEDULE 13G

ISSUER:  Crown Media Holdings                              CUSIP NO.:  228411104


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2006

                                        J.P. MORGAN PARTNERS (BHCA), L.P.



                                        By: JPMP Master Fund Manager, L.P.,
                                            its general partner

                                        By: JPMP Capital Corp., its general
                                            partner


                                        By: /s/ Jeffrey C. Walker
                                            ------------------------------------
                                            Name:    Jeffrey C. Walker
                                            Title:   President

                                  SCHEDULE 13G

ISSUER:  Crown Media Holdings                              CUSIP NO.:  228411104


                                  EXHIBIT 2(A)

      This statement is being filed by J.P. Morgan Partners (BHCA), L.P., a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (BHCA) is engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P., a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund", whose principal business office is located at the same address as JPMP
(BHCA), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. As general partner of JPMP
(BHCA), JPMP Master Fund may be deemed to beneficially own the shares held by JPMP (BHCA). The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp. As general partner of JPMP Master Fund, JPMP Capital Corp. may be deemed to beneficially own the shares held by JPMP Master Fund.

      JPMP Capital Corp. is a wholly owned subsidiary of JPMorgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JPMorgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase.

                                  SCHEDULE 13G

ISSUER:  Crown Media Holdings                              CUSIP NO.:  228411104



                               JPMP CAPITAL CORP.

                             EXECUTIVE OFFICERS(1)

Chief Executive Officer                     William B. Harrison**
President                                   Jeffrey C. Walker*
Chief Investment Officer                    Arnold L. Chavkin*
Managing Director                           Srinivas Akkaraju*
Managing Director                           Christopher Albinson*
Managing Director                           Dr. Dana Beth Ardi*
Managing Director                           Christopher C. Behrens*
Managing Director                           John Breckenridge*
Managing Director                           Julie Casella-Esposito*
Managing Director                           Rodney A. Ferguson*
Managing Director                           Michael R. Hannon*
Managing Director                           Matthew Lori*
Managing Director                           Jonathan R. Lynch*
Managing Director                           Sunil Mishra*
Managing Director                           Stephen P. Murray*
Managing Director                           John Reardon*
Managing Director                           Faith Rosenfeld*
Managing Director                           Shahan D. Soghikian*
Managing Director                           William Stuek*
Managing Director                           Timothy J. Walsh*
Managing Director                           Richard D. Waters, Jr. *
Managing Director                           Damion E. Wicker, M.D.*



                                  DIRECTORS(1)
                              William B. Harrison**
                               Jeffrey C. Walker*


----------
(1)   Each of whom is a United States citizen.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.
** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                  SCHEDULE 13G

ISSUER:  Crown Media Holdings                              CUSIP NO.:  228411104

                              JPMORGAN CHASE & CO.


                             EXECUTIVE OFFICERS(1)

Chairman of the Board                                                    William B. Harrison Jr.*
President and Chief Executive Officer                                    James Dimon*
Chief Information Officer                                                Austin A. Adams*
Co-CEO, Investment Bank                                                  Steven D. Black*
Chief Executive Officer and Executive Vice President, Card Services      Richard J. Srednicki*
Chief Financial Officer                                                  Michael J. Cavanagh*
Chief Administrative Officer                                             Frank Bisignano *
Director of Human Resources                                              John F. Bradley*
Co-General Counsel                                                       Joan Guggenheimer*
Chief Investment Officer                                                 Ina R. Drew *
Head, Commercial Banking                                                 Samuel Todd Maclin*
Head, Strategy                                                           Jay Mandelbaum*
Co-General Counsel                                                       William H. McDavid*
Treasury & Securities Services                                           Heidi Miller*
Head, Retail Financial Services                                          Charles W. Scharf*
Head, Asset & Wealth Management                                          James E. Staley*
Chief Risk Officer                                                       Don M. Wilson III*
MD & Co-CEO, Investment Bank                                             William T. Winters*


----------
(1)   Each of whom is a United States citizen.
* Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                  SCHEDULE 13G

ISSUER:  Crown Media Holdings                              CUSIP NO.:  228411104


                                  DIRECTORS(1)

 NAME                                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                               BUSINESS OR RESIDENCE ADDRESS
----------------------------------------------------------------------------------------------
 Hans W. Becherer                              Retired Chairman of the Board and
                                               Chief Executive Officer
                                               Deere & Company
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
----------------------------------------------------------------------------------------------
 John H. Biggs                                 Former Chairman and CEO
                                               TIAA - CREF
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
----------------------------------------------------------------------------------------------
 Lawrence A. Bossidy                           Retired Chairman of the Board
                                               Honeywell International Inc.
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
----------------------------------------------------------------------------------------------
 Stephen B. Burke                              President
                                               Comcast Cable Communications, Inc.
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
----------------------------------------------------------------------------------------------
James S. Crown                                 President
                                               Henry Crown and Company
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
----------------------------------------------------------------------------------------------
James Dimon                                    President and Chief Executive Officer
                                               JPMorgan Chase & Co.
                                               270 Park Avenue, 8th Floor
                                               New York, New York 10017-2070
----------------------------------------------------------------------------------------------
Ellen V. Futter                                President and Trustee
                                               American Museum of Natural History
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
----------------------------------------------------------------------------------------------

----------
(1)   Each of whom is a United States citizen.
*     Principal occupation is employee or officer of JPMorgan Chase & Co.
      Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York,
      New York 10017.


                                  Page 9 of 10


                                  SCHEDULE 13G

ISSUER:  Crown Media Holdings                              CUSIP NO.:  228411104

----------------------------------------------------------------------------------------------
 William H. Gray, III                          Retired President and Chief Executive Officer
                                               The College Fund/UNCF
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
----------------------------------------------------------------------------------------------
 William B. Harrison, Jr.                      Chairman of the Board
                                               JPMorgan Chase & Co.
                                               270 Park Avenue, 8th Floor
                                               New York, New York  10017-2070
----------------------------------------------------------------------------------------------
 Laban P. Jackson, Jr.                         Chairman and Chief Executive Officer
                                               Clear Creek Properties, Inc.
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
----------------------------------------------------------------------------------------------
 Lee R. Raymond                                Chairman of the Board and Chief Executive Officer
                                               Exxon Mobil Corporation
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
----------------------------------------------------------------------------------------------
 John W. Kessler                               Owner
                                               John W. Kessler Company
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
----------------------------------------------------------------------------------------------
 Robert I. Lipp                                Senior Advisor
                                               JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
----------------------------------------------------------------------------------------------
 Richard A. Monoogian                          Chairman and Chief Executive Officer
                                               Masco Corporation
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
----------------------------------------------------------------------------------------------
 David C. Novak                                Chairman and Chief Executive Officer
                                               Yum! Brands, Inc.
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
----------------------------------------------------------------------------------------------
 William C. Weldon                             Chairman and Chief Executive Officer
                                               Johnson & Johnson
                                               c/o JPMorgan Chase & Co.
                                               270 Park Avenue
                                               New York, New York 10017
----------------------------------------------------------------------------------------------





                                 Page 10 of 10